Infosys®

EM69870001OIN

Member Name
Address 1

Registered Folio no. / DP ID no. / Client ID no. : <<ID1>>	Number of shares held :

Dear member,

Subject : Instructions for e-voting

Pursuant to the provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, substituted by Companies (Management and Administration) Amendment, 2015 and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is pleased to provide e-voting facility to the members to cast their votes electronically on all resolutions set forth in the Notice convening the 37th Annual General Meeting to be held on Saturday, June 23, 2018, at 3:00 p.m. IST. The Company has engaged the services of the National Securities Depository Limited (NSDL) to provide the e-voting facility. The Notice is displayed on the Company's website, www.infosys.com, and on the website of NSDL, www.evoting.nsdl.com.

The e-voting facility is available at the link, https://www.evoting.nsdl.com

E-voting particulars

EVEN (e-voting event number)	User ID	Password
<<ID1>>	<<ID1>>	<<PWD>>

The e-voting facility will be available during the following voting period :

Commencement of e-voting	End of e-voting
June 18, 2018 at 9:00 a.m. IST	June 22, 2018 at 5:00 p.m. IST

Please read the following instructions before exercising your vote :

These details and instructions form an integral part of the Notice of the Annual General Meeting to be held on June 23, 2018.

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Instructions for e-voting

In compliance with Regulation 44, SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, and Section 108 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e-voting facility to all its members, to enable them to cast their votes electronically. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members.

The instructions for e-voting are as follows:

Step 1: Log in to NSDL's e-voting system at https://www.evoting.nsdl.com/

Step 2: Cast your vote electronically on NSDL's e-voting system.

Step 1

How to log in to the NSDL e-voting website

1. Visit the e-voting website of NSDL by opening your web browser and typing the following URL either on a desktop computer / laptop or on a mobile or scan the QR code using your smart phone:

https://www.evoting.nsdl.com	

2. Once the homepage of the e-voting system is launched, click on the icon, 'Login', available under 'Shareholders'.
3. A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL e-services, i.e. IDEAS, you can log in at https://eservices.nsdl.com/ with your existing IDEAS log-in details. Once you log in to NSDL e-services using your log-in credentials, click on 'e-Voting' and proceed to Step 2, i.e., cast your vote electronically.

4. Your User ID details are given below:

Manner of holding shares, i.e., Demat (NSDL or CDSL) or Physical	User ID
a) For members who hold shares in demat accounts with NSDL.	8-character DP ID followed by 8-digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******.
b) For members who hold shares in demat account with CDSL.	16-digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your user ID is 12**************
c) For members holding shares in physical form.	EVEN, followed by Folio Number registered with the company For example, if your EVEN is 101456, and Folio Number is 001***, then your User ID is 101456001***

5. Your password details are given below:
   a) If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.
   b) If you are using the NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password', and change your password, as prompted by the system.
   c) How to retrieve your 'initial password'?
      (i) If your email ID is registered in your demat account or with the company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you by NSDL from your mailbox. Open the email and open the attachment (it will be a .pdf file). Open the file. The password to open the file is your 8-digit client ID for your NSDL account, or the last 8 digits of your CDSL client ID, or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.
      (ii) If your email ID is not registered, your 'initial password' is communicated to you on your postal address.

6. If you have not received the 'initial password', or are unable to retrieve it, or have forgotten your password:
   a) Click on the 'Forgot User Details / Password?' (for those holding shares in demat accounts with NSDL or CDSL) option available on www.evoting.nsdl.com.
   b) A 'Physical User Reset Password?' (for those holding shares in physical mode) option is also available on www.evoting.nsdl.com.
   c) If you are unable to get your password following the aforesaid options, you can send a request to evoting@nsdl.co.in mentioning your demat account number / folio number, your PAN, your name, and your registered address.
7. After entering your password, agree to the terms and conditions by checking the box.
8. Next, click on the 'Login' button.
9. After you click on the 'Login' button, the homepage of e-voting will open.

Step 2

How to cast your vote electronically on the NSDL e-voting system?

1. After successfully logging in following Step 1, you will be able to see the e-voting homepage. Click on 'e-Voting'. Then, click on 'Active Voting Cycles'.
2. Upon clicking on 'Active Voting Cycles', you will be able to see the 'EVEN' of all the companies in which you hold shares and whose voting cycles are in 'active' status.
3. Select the 'EVEN' of the company for which you wish to cast your vote.
4. Now you are on the voting page and ready for e-voting.
5. Cast your vote by selecting appropriate options, i.e., assent or dissent, verify / modify the number of shares for which you wish to cast your vote, and click on 'Submit'. Also click on 'Confirm' when prompted.
6. Upon confirmation, the message, 'Vote cast successfully', will be displayed.
7. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
8. Please remember that you are not allowed to modify your vote once you confirm your vote on a resolution.

General guidelines for shareholders

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG Format) of the relevant Board Resolution / Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.co.in.
2. It is strongly recommended that you do not to share your password with any other person and take utmost care to keep your password confidential. Log in to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot User Details / Password?' or the 'Physical User Reset Password?' option available on www.evoting.nsdl.com, to reset the password.
3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) for shareholders and the e-voting user manual for shareholders available in the download section of www.evoting.nsdl.com, or call on the toll-free no.: 1800-222-990, or contact Pallavi Mhatre, Assistant Manager, National Securities Depository Ltd., Trade World, 'A' Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013, at the designated email address: pallavid@nsdl.co.in/evoting@nsdl.co.in or at telephone no. +91 22 2499 4545 who will also address grievances connected with voting by electronic means.
4. The e-voting period commences on June 18, 2018 (9:00 a.m. IST) and ends on June 22, 2018 (5:00 p.m. IST). During this period, members of the Company holding shares either in physical or dematerialized form, as on the relevant date i.e. June 16, 2018, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. A member will not be allowed to vote again on any resolution on which a vote has already been cast. Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the Notice convening the AGM and up to the cut-off date i.e. June 16, 2018, may obtain his login ID and password by sending a request at evoting@nsdl.co.in.
5. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the relevant date i.e. June 16, 2018.